May 15, 2017

Via EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cactus, Inc.
Draft Registration Statement on Form S-1
Initially Submitted on March 8, 2017
Confidential Draft Submission No. 2 on Form S-1
Submitted April 20, 2017
CIK No. 0001699136

Ladies and Gentlemen:

Set forth below is the response of Cactus, Inc. (the “Company,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2017, with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted to the Commission on April 20, 2017 (the “Registration Statement”).  Concurrently with the submission of this letter, we are submitting Confidential Draft Submission No. 3 of the Registration Statement (“Submission No. 3”).

For the Staff’s convenience, each of our responses are prefaced by the exact text of the Staff’s comments in bold text. All references to page numbers and captions correspond to Submission No. 3, unless otherwise specified.

Risk Factors, page 20

Our relationship with one of our vendors is important to us, page 25

1.                        We note your response to prior comment 7 and revised disclosures.  We further note that for the fiscal years ended December 31, 2016 and December 31, 2015, your materials and machining purchases were significantly with one third party provider.  Additionally, the risk factor indicates that this relationship with this particular vendor is important to you.  Please provide us a more detailed analysis explaining why such

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long-term contract is not a material contract pursuant to Item 601(b)(10) of Regulation S-K in light of your existing relationship and the risk factor.

Response:  We respectfully submit to the Staff that we do not believe that our recently-expired contract with the vendor located in China constitutes a material contract that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”).  Item 601(b)(10) requires the filing of material contracts that are “to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” The contract under which we were making purchases from this vendor expired at the end of 2016.  Further, the expired contract was entered into in 2011, more than two years before the filing of the Registration Statement.  Neither the Company nor the vendor has any further obligations under the expired contract.  We have not entered into a new agreement with such vendor, but have continued to make purchases from such vendor on substantially similar terms.  For the above reasons, we do not believe the expired contract is a material contract pursuant to Item 601(b)(10).

In preparing the risk factor relating to our relationship with this vendor, we did not include any mitigating language.  However, please see our disclosure on page 83 of Submission No. 3, where we have stated that “we do not believe that we are substantially dependent on any individual vendor to supply our required materials or services” and the “materials and services essential to our business are normally readily available and, where we use one or a few vendors as a source of any particular materials or services, we believe that we can within a reasonable period of time make satisfactory alternative arrangements in the event of an interruption of supply from any vendor.”

Management’s Discussions and Analysis of Financial Condition and Results of Operations, page 53

Liquidity and Capital Resources, page 61

2.                        You state on pages 62 and 63 that as of December 31, 2016, you have $15 million of available borrowing capacity under your revolving credit facility and no borrowings outstanding under the revolving credit facility.  However, you also state that you expect to have $50 million of available borrowing capacity following the offering.  Please disclose the reason for the expected change in borrowing capacity under your revolver.  As applicable, please also update the Use of Proceeds disclosure accordingly.

Response:  Our credit facility requires us, generally, to maintain total leverage ratio of not more than 5:00 to 1:00, if the total aggregate principal amount of borrowings and letters of credit outstanding under our revolving credit facility exceeds an amount equal to 30% of the aggregate revolving credit commitments, as described on page 66 of Submission No. 3.  For so long as our current borrowings under the term loan facility remain outstanding, our leverage ratio will be greater than 5:00 to 1:00. As a result, even though we currently have no borrowings outstanding under our revolving credit facility, only 30% of the revolving credit facility is available to us for revolving loans. Upon the repayment of the outstanding term loan borrowings using net proceeds from the offering, as disclosed in the Registration Statement under “Use of Proceeds”, our leverage ratio will be below 5:00 to 1:00. As a

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result, the entire $50 million revolving credit facility will be available to us for revolving loans following the completion of the offering.

Critical Accounting Policies and Estimates, page 65

3.                        We note your revised disclosure in response to prior comment 14.  It appears that your discussion of critical accounting policies and estimates provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial statements.  Further revise to provide a more robust discussion under this section that focuses on the assumptions and uncertainties that underlie your critical accounting estimates and a sensitivity analysis of those assumptions.

Response: The Draft Registration Statement has been revised as requested. Please see pages 68 to 72 of Submission No. 3.

Financial Statements of Cactus Wellhead, LLC and Subsidiaries, page 13

Notes to Consolidated Financial Statements, F-18

Note 2.  Summary of Significant Accounting Policies, F-18

Segment and related information, page F-23

4.                        We note your response to prior comment 24 and the revised disclosure which states that you operate as a “single segment”.  Please clarify whether you are referring to one operating segment or reportable segment as defined by FASB ASC 280-10.  You also state the identification of a single segment reflects how you manage your business.  Your response should address whether products, rentals and field service each meet the definition of an operating segment in accordance with FASB ASC 280-10-50-1.  In addition, supplementally provide us with a more detailed explanation of how you manage your business by identifying the chief operating decision maker (“CODM”) and the individuals who report to the CODM.

Response:  The Draft Registration Statement has been revised to clarify that we are referring to one operating segment.  Please see pages 71 and F-38 of Submission No. 3.  Management considered the following in concluding that the Company operates in one operating segment:

I.                          Organizational Structure and Company Background

The Company is organized into 14 branches (13 in the United States and one in Australia), each of which functions as a combined product sale, rental, and service center offering all products, rentals and services to customers in each region.  The branch structure allows for swift response to customer needs which provides a competitive advantage when customers are confronted with an unforeseen challenge.  Each U.S. branch has a Branch Manager who is responsible for all product, rental and service offerings in that location, as well as managing headcount and utilization of

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such branch.  The Company’s operations in our manufacturing facility in China and our branch in Australia both have a manager responsible for overseeing all activities in those locations. Each Branch Manager reports to the VP of Operations who in turn reports to our Chief Executive Officer (“CEO”), who is responsible for assessing the performance of the Company, making resource allocation decisions and all other relevant key operational decisions for the Company.   Our CEO is the Company’s Chief Operating Decision Maker (“CODM”).  Our CEO reports regularly to the Company’s Board of Directors (the “BOD”).

Our VP of Operations regularly reviews our product sales, rental and service information by specific oil producing basins in the United States and our CEO reviews aggregated data on a consolidated basis in evaluating results of the business.  Our VP of Operations oversees all our product sales, rental and service activities given their interrelated and complementary nature. The VP of Operations reports to the CEO on a consolidated basis. The budget is prepared by the VP of Operations and is reviewed by the CEO on a consolidated basis. The Company does not have a separate manager that is specifically responsible for our various product lines or geographies.

II.                     Determination of Operating Segments

Management considered the guidance in ASC 280-10-50-1, which describes an operating segment as having all of the following characteristics: (i) it engages in business activities from which it may earn revenues and incur expenses, (ii) its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance, and (iii) its discrete financial information is available. The above ASC guidance was considered by management as described below:

A.                      It engages in business activities from which it may earn revenues and incur expenses.

The Company engages in multiple activities, which earn revenue and incur expense, namely its sale of an integrated line of wellhead products, rental of pressure control equipment, and associated field services.

B.                      Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

The financial information, which is regularly presented to, reviewed and considered by the Company’s CODM to make resource allocation decisions and assess performance, includes revenue and operating expenses, as well as profitability measures such as gross profit and EBITDA, all on a consolidated basis.  Using this financial information, the CEO makes decisions regarding key aspects of the business and costs structure such as capital spending, sales, inventory and rental fleet management as well as cost structure on a consolidated basis.

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C.                      Its discrete financial information is available.

The financial information described above is presented to the CODM on a consolidated basis.  As prescribed by S-X 5-03(1), there is no breakdown reviewed by our CODM past what is provided on the face of the income statement related to discrete financial information for either our i) branch locations or ii) products and services.  As a result, the Company has concluded that it has a single operating segment.

The CEO does not regularly review detailed performance on a geographic basis, nor disaggregated between product lines.  The VP of Operations and the branch managers are responsible for implementing the resource allocation and other operational decisions made by the CEO at the consolidated level.

Other supplementary information in the monthly CODM package includes i) current month and YTD SG&A on a U.S. consolidated basis as well as for China and Australia separately, ii) detail of assets and liabilities on a U.S. consolidated basis as well as for China and Australia separately, iii) detail of other AR and AP on a U.S. consolidated basis as well as for China and Australia separately, iv) current month and YTD cash flow on a U.S. consolidated basis as well as for China and Australia separately, v) AR aging and net investment in inventory on a U.S. consolidated basis as well as for China and Australia separately, vi) capital employed trends by month on a U.S. consolidated basis.  None of the aforementioned information provided to the CODM meets the definition of “discrete financial information” in context of the guidance in ASC 280-10-50-1. The CEO does not use this supplementary information related to China and Australia to make resource allocation decisions, as this information is not material for the business.

ASC 280-10-50-6 considers what information is presented to the BOD in determining operating segments.  The CEO typically meets four to five times per year with the Company’s BOD and more often, if necessary.  The BOD is provided information on the operating results of the Company on the same consolidated basis of presentation which is reviewed by the CEO.  The CEO is responsible for reporting to the BOD on consolidated performance.  In order to address specific topics on growth and opportunities, the CEO may incidentally review detailed financial information such as revenues by customer or profitability by contract.  To address additional inquiries, the CEO relies on the VP of Operations who may address the BOD discussing more granular results including revenues and profitability by customer.

III.                Conclusion

Based on the considerations discussed above, including the operating and organizational structure of the Company and the information utilized by the CODM to allocate resources and assess performance, management has concluded that the Company operates under a

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single operating segment.  The accounting policy disclosure on page F-38 of Submission No. 3 has been updated to indicate that the Company operates as one operating segment.

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Please direct any questions you have with respect to the foregoing to, or if any additional information is required by the Staff please contact, Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ Scott Bender
Scott Bender
President and Chief Executive Officer
Cactus, Inc.

cc:	Mike Rosenwasser, Vinson & Elkins L.L.P.
Adorys Velazquez, Vinson & Elkins L.L.P.
J. David Kirkland, Jr., Baker Botts L.L.P.
Andrew J. Ericksen, Baker Botts L.L.P.